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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------
                                 Schedule 14D-1
                                (Amendment No. 1)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     Of the Securities Exchange Act of 1934

                           ---------------------------
                          AMERICAN MEDSERVE CORPORATION
                            (Name of Subject Company)
                           ---------------------------

                           OMNICARE ACQUISITION CORP.
                          a wholly owned subsidiary of
                                 OMNICARE, INC.
                                    (Bidders)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                           ---------------------------

                                    027448109
                      (CUSIP Number of Class of Securities)

                                Joel F. Gemunder
                                    President
                                 Omnicare, Inc.
                          50 East RiverCenter Boulevard
                            Covington, Kentucky 41011
                                 (606) 291-6800
          (Names, Addresses and Telephone Numbers of Persons Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 With copies to:
                                Morton A. Pierce
                                Dewey Ballantine
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

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         Omnicare Acquisition Corp., a Delaware corporation (the "Purchaser")
and a wholly subsidiary of Omnicare, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of American Medserve Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

ITEM 10.   ADDITIONAL INFORMATION.

           The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is hereby amended and supplemented by adding the following text to the end of the sixth paragraph of such Section 8:

          "which information is a correct copy of that information furnished by the Company."

           The information set forth in Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is hereby amended and supplemented by adding at the end of the first sentence of the final paragraph of Section 14 the phrase "which discretion shall be reasonably employed."

           The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer expired on Tuesday, September 2, 1997. On September 3, 1997, Parent issued a press release which announced the expiration of the waiting period. The press release is filed as Exhibit (a)(9) and is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(9)  Form of press release issued by Parent on September 3, 1997.

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                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1997

                                                     OMNICARE ACQUISITION CORP.

                                                     By:  /s/ Joel F. Gemunder
                                                        -----------------------
                                                         Joel F. Gemunder
                                                         President

                                                     OMNICARE, INC.

                                                     By:  /s/ Joel F. Gemunder
                                                        -----------------------
                                                         Joel F. Gemunder
                                                         President

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                                 Exhibit Index


Exhibit                             Description
-------                             -----------
(a)(9)                          Form of press release issued by
                                Parent on September 3, 1997.